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The Pacific NW Rural Broadband Alliance, LTD

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MT United States

PACIFIC NORTHWEST

RURAL BROADBAND ALLIANCE

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This language deleted for the live campaign on Crowdfund Montana

This is a Testing the Waters (TTW) Campaign. The company is preparing to launch in the coming weeks on Crowdfund Montana (a trade name of the portal).
No money is being solicited in this TTW campaign. No investment can be received until the company files its Form C. You may submit your email to be notified when the campaign goes live.
An indication of interest (submitting your email) is just that and involves no obligation or commitment.

ABOUT THE COMPANY

For decades, the United States has been experiencing an ever-worsening crisis of unequal access to quality internet that impacts to a total of 70 million people. Montana is the state struggling the most, ranking dead last in the nation behind states like Alaska and Wyoming. To make matters worse, Montanans also pay the highest prices for the slowest speeds.

The COVID-19 pandemic put a spotlight on this inequity and highlighted how traditional internet service providers struggle to keep people online, raise prices without improving service, and fail to expand their service to those in need when it matters the most.

During this time, Montanans were among the most impacted limiting people's ability to work from home, children's access to distance learning, families' ability to access vital telemedicine services, and our small businesses' ability to operate.

The Pew Charitable Trust reports that 29% of American families earning less than $30,000 don't own a smartphone, and only 18% have home access to the kind of high-speed internet required for jobs, education, telemedicine and other basic needs.

Help

The digital divide most negatively impacts rural areas, like Montana, struggling with aging and inadequate infrastructure. In these areas

economically disadvantaged families struggle to afford current prices. for broadband internet that is of dubious quality.

However, this isn't just an issue of affordability, though. In these rural parts of the country up to 23%of American households earning S75,000 or more- also don't have access to modern broadband.


Broadband Scorecard 2020
Street
Letter Grade
A
A-
B+
B
B-
C+
C
C-
D+
D

Montana ranks last in the country in broadband ac.c.esswitha D rating.

We formed the Pacific Northwest Rur.:il Broadband Alliance (PNWABA), a 501(c}(3) nonprofit, to provide rural communities the tools and resources they need to solve thisproblemtheycolleaIvely face.We offera 10¥11-cost solution to this digital divide bybuilding locally-based high-speed broadband networks that paycustomers for hosting wireless relays that grow their network'ssize,speed, and reliability.

We operate more efficiently than large corporate Internet providers by u5ing the proven and cutting-edge AlthH tfthnology that forgoes the construction of expensivec:entraliil"d infrastructure, Althea allows us toc:reate dec:entrailized and distributed networks design with 1ut0mated billing and customer management services provided via blockchain technology.

Asveteran telecommunlcationsand software engineers,we have intimate knowledge of large-scale ISP operationsand how theiroutda-cedand inefficient operations fail to meet the demandsof muc:h of America. We are passionate about applying our skills and experience *to* ensure rurat Montanans gain access to the level of internet service required to participate in 21st-century life.

With our bottom-up, grass roob,community focused model we are capable of quickly and efficiently building fast and affordable broadband networks chat can easilyscaie to meet growing demand. This creates a market of 70 million under-served and unconnected people who are truly accessible for the first time.


Enter Althea: Decentralized Mesh Networking
Althea is a cutting edge technology creating locally owned broadband service for communities around the wo
The network starts with fiber connected gateways built by us.

Mill


Property owners host relays and earn revenue for connecting neighbors.
Customers connect to relays for cheap and secure internet service.

In January2021, local television station KPAX aired a pll'ce featuring th■launch of our flagship network, the Missoula Valley Internet Co-op. Since the network launched, our organization ha.shave received overwhelming demand locally, with over 500 pre-registered customers,and more networks planned for launch across the state.Along with a presentation rrcently gave at the "Polson Bounces Back.!" business event our pending Mission Valley network was n cently featured in the UllkeCountyleader a.s part of our larger mission to actively deploy this technology to even the smallest communities around Montana.

How do we compare?

How does the Missoula Valley Internet Co-Op stack up against the competition? Here are just a few ways we compare to other internet providers.

	MISSOULA VALLEY INTERNET CO-OP	SPECTRUM	STARLINK	VIASAT
SPEEDS	100-500mb/s Up 100-500mb/s Down	20-30mb/s Up 200-400mb/s Down	17-25mb/s Up 40-93mb/s Down	1.2mb/s Up 12.5mb/s Down
COST	Lite: $25-$30 Average: $50-$70 Heavy: $80-$100	Base Tier: $89.95 Top Tier: $155.95	$99	$70-$150
TYPICAL CUSTOMU III.AY RIVINUI	$15-$85/month	N/A	N/A	N/A
N!TWOIIK UP11ME	99.99%	99.9%	94.9%	99%
CUSTOMER SUPPORT	Fast and friendly local support	Out-sourced call centers	Out-sourced call centers	Out-sourced call centers

We're the only ISP to offer encrypted and secure service that pays our customers for hosting network relays.

Help

Slnceourinitial launch in the beginning of 2021, we have completed oursoft-launchphaseof *the* Missoula Valley lntemetCo-op in the Grant Creek area. We've proven out the Althea technology and our network's ability to provide encrypted and secure service at speeds and prices: that outperform competing internet providers. Our network reached profitabilitywith *as* few as 16 CU$tomers, is currently serving roughly 50 customers,and our initialservicl!'area covering over400 homes.

EMF

We.are now beginning the larger scaling up o"f our network to serve the entirety of the Missoula .and Bitterroot valleys, to connect the ex:isting 'iDO+ cm.tome-ror@-r eism1tion,we've c.ollected. and tn l!n an to serve the ;:moroxim,.telv 15.000 household in ide Mi!i: oula Cnuntv currenth,

Offering

Debt

CrowdF11ndMlinstrtt1-M•inPitd,Dec;k.pdf

Mission

We area 501(c)(3) nonprofit dedicated to building fast and affordable locally-owned and operated broadband networks forrural under-served and unconnected communities.

Investment Perks

We are now beginning the larger .scaling up of our network to serve the entirety of the Missoula and Bitterroot valleys, toconnect theexisting *SOO.-* custamerprf'-rf!lglurationa we've collected, and to goon to serv@ thP approximaitely IS,000 housPholds inside Missoula County currently cutoff from modern broadband service.

With adequate funding WE!! Will b@ able to meet and exceed th@ con5.iderable demand we have already generated, launch additional networks. across the state, and make a substantial and lasting impact on Montanans'techno1ogy adoption and the ability to access the modem broadband service they urgently need.

You can read more about us and stay up todateon news and media coverage of our organization onourwtbsitt.


KPAX Covers Missoula Valley Internet Co-...
Missoula Valley
Internet Co-Op

;11Communlry #Infrastructure #Tech #Cooperarlve

So nmosAECOVED
or S1,070,000 m.iximum t.irget

SIOOJ(MINIMUM

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Investment Summary

Promis5,ory Note

Interest rate: 3.5

Minimum Investment 250

[redacted]

Key Facts & Financials

- 0 **Missoula Valley Internet Co-op soft-launch** successful, delivering 100-SOOmb/s symmetric speeds toover 50customers In **the Grant Creek area, initialservice area covering over 400 homes, with over 500 pre-registered customers ready and waiting.**

- 0 **The investments we make in our networks reach ROI in 8-9 months, becoming** profitable within a year.

- 0 **Conservative estimates for our organization's S-year revenue projections** are in the range of over $2 million annually.

- 0 Workingwith Mission West Community Development Partners to form the Mission Valley Internet Co-op, withover100 **customers already pre-registered, and** formal support from thecity of Polson.

- 0 **In the final plannin2 stai;?"es of launchinR:our**

- 0 In the final planning stages of launching our first Washington network on Anderson Island with overlO"Jbof the island's permanent **residents pre-registered.**

- 0 Working in partnershipwith solar technology company to produce green energy broadband **infrastructure solutions.**

- 0 Actively developing numerous partnerships **with** other cutting-edge technology companies.

Independent_Accountant_s_Review...

P.ttif.c;Northwc:stRu l lkoadb.indAlli...

The Pacific NW Rural Broadband Alliance, LTD Story

MME

we airea1m1ng to raise necessary runomg to prov1oe commurnt1es tne too1s ana support they need to build modern broadband networks that meet the needs of rural Americans currently struggling to access the internet.

The Founders



Elvis Nuno

President,Co-Founder, and Head of Montana Network Operations

Elvis was born and raised ln Mlssoula,Moncanaand Is a veteran In thetelecomandwlreless ISP Industry-. He has aspedalization in network engineering, automation and cloud engineering, and is a senior Oe"ieloper Ope!iltionsspecialist.



Kevin Mesiab

Vice President, Co-Founder, and Head of Business Operations

Kevin was raised In Tacoma,Washington, Ht has over twtnty-five years as a fullsta<k developer aind engineer with a wide and varif"d background insidf"tf"fflnology induslrie!!:, including the telecom and wirf"less ISP industry.



Jacob Dobie

Co-Founder and Head of Washington Operations

Jacobwas born and raised In Gig Harbor, Washington. He hasovtr13 yea,so(experience working on enterprise, small bu-.lne-.,;: and consumer grade networks and Infrastructure. He has-.uccessfullycompleted over lSlarge-11;cale and numerous small- and medium-sale network deployments..Heh.as extensive e1tputenc:e with building, supporting o1nd m.1into1ining both wired and wireless networking infnistrvc:ture.

00 0 https://nwbroadbandalllance.org

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